Exhibit 99.1

TERMS OF OPTION GRANT

PURSUANT TO THE

ILLINOIS TOOL WORKS INC. 2011 LONG-TERM INCENTIVE PLAN (THE "PLAN")

(a)	In the event of a stock dividend, stock split, reverse stock split, share combination, recapitalization, reclassification or similar event affecting the capital structure of the Company, appropriate adjustment will be made in the number of shares subject to the option and in the option price per share.

(b)	The option period shall be for 10 years from [GRANT DATE] (the "Grant Date"). Accordingly, no options under this grant may be exercised after the close of business in Chicago on [EXPIRATION DATE] (the "Expiration Date"). Except as otherwise provided in this option agreement or the Plan, no purchase of shares may be made under this option during the first year of the option period. During the second year of the option period, you shall have the right to purchase 25% of the total number of optioned shares, and in each of the next three years an additional 25% of the total number of shares optioned hereunder. Such rights to exercise shall be cumulative and may be exercised in any succeeding year of the option period up to the extent vested but not exercised in a previous year or years. On the Expiration Date, all rights under this agreement as to any shares covered by the option shall terminate.

(c)	You shall have no voting, dividend or subscription rights except with respect to the shares which have been issued to you following your exercise of part or all of the option. Your rights under this option agreement may not be assigned or transferred other than as permitted by the Plan, and during your lifetime the option shall be exercisable only by you personally.

(d)	If prior to the Expiration Date, your employment with the Company and its Subsidiaries and Affiliates (the "Company Group") terminates by reason of death or disability, your option shall be fully vested and exercisable until the Expiration Date. For purposes of this option agreement, the term "disability" means permanent and total disability which is expected to prevent you from engaging in any substantial gainful activity for any prolonged period of time, as determined by the Company in its sole discretion.

(e)	If you retire prior to the Expiration Date, and your option was granted within a year prior to your retirement, then 25% of your option shall become vested one year after the Grant Date. If your option was granted more than a year prior to your retirement, then 100% of your option shall continue to vest in accordance with paragraph (b) above. The vested portion of your option is then exercisable not later than the Expiration Date. For purposes of this option agreement, retirement is defined as termination of employment with the Company Group at such time as: (i) the combination of your age and years of service is 70 or more, and (ii) you have reached age 55 or more with 5 or more years of service. The vesting provisions in this paragraph (e) are subject to your execution of a restrictive covenant within 30 days of your retirement date if requested by any member of the Company Group.

(f)	Except as provided in paragraph (e), if your employment terminates for any reason other than death or disability, your options that were vested prior to termination and not previously exercised may be

exercised by you during the 90-day period commencing on the date of your termination but not later than the Expiration Date. If you die during this 90-day period, the exercise period will be extended to the earlier of two years from the date of death or the Expiration Date.

(g)	Notwithstanding the foregoing, the Compensation Committee of the Board of Directors may, in its sole discretion, deem this option, whether vested or unvested, to be immediately forfeited if you compete with the Company Group, engage in gross misconduct or conduct that is against the business interests of the Company Group, or you divulge confidential information about the Company Group to other persons.

(h)	The option is subject to the terms of the Plan. Any inconsistencies shall be resolved in favor of the Plan. Capitalized terms used but not otherwise defined in this option agreement shall have the meanings ascribed to them in the Plan.

(i)	This option agreement and the Plan are governed by, and subject to, the laws of the State of Illinois, United States of America, without regard to the conflict of law provisions. For purposes of litigating any dispute that arises under this option agreement or the Plan, the parties hereby submit to and consent to the exclusive jurisdiction of the State of Illinois, agree that such litigation shall be conducted in the courts of Cook County, Illinois, or the federal courts for the United States for the Northern District of Illinois, where this grant is made and/or to be performed.

(j)	You must follow the procedures for exercising options established by the Company from time to time. At the time of exercise, you must pay the option price using the payment methods established by the Company for all of the options being exercised and any applicable Tax-Related Items (as defined below) that are required to be withheld by the Company or your employer (the "Employer") in connection with the exercise.

(k)	Regardless of any action the Company or the Employer takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax related items related to your participation in the Plan and legally applicable to you ("Tax-Related Items"), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the option, including, but not limited to, the grant, vesting or exercise of the option, the subsequent sale of shares acquired pursuant to such exercise and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the option to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you have become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the relevant taxable or tax withholding event, as applicable, you will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, you authorize the Company and/or the Employer, or their respective agents, at their

Universal Option Agreement

discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following: (i) withholding from your wages or other cash compensation paid to you by the Company and/or the Employer; or (ii) withholding from proceeds of the sale of shares acquired at exercise of the option either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization).

To avoid any negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates.

(l)   The provisions of this option agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

(m)   The option is subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder, (ii) similar rules under the laws of any other jurisdiction and (iii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to you.

(n)   You are not permitted to purchase or sell options on the Company's common stock or engage in short sales of the Company's common stock. In addition, if you are an executive officer or director, you acknowledge that you are not permitted to engage in trading puts, calls, straddles, equity swaps or other derivative securities that are directly linked to the Company's common stock and are subject to any Company policies regarding stock trading, hedging and pledging Company common stock or other Company equity securities. For purposes of this paragraph, an "executive officer" means any officer classified by the Company as a reporting person under Section 16 of the U.S. Securities Exchange Act of 1934.

(o)   The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(p)   The Company reserves the right to impose other requirements on your participation in the Plan, on the option and on any shares purchased upon exercise of the option, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(q)   Notwithstanding any provisions in this option agreement, the option shall be subject to the general terms and conditions set forth in Appendix A for Participants who reside outside the United States, as well as to any country-specific terms and conditions set forth in Appendix B for Participants who reside in any of the countries included in Appendix B. If you relocate outside the United States or between countries included in Appendix B, the additional terms and conditions in Appendix A and B, as

applicable, will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. Appendices A and B constitute part of this option agreement.

GENERAL TERMS AND CONDITIONS FOR
PARTICIPANTS OUTSIDE THE UNITED STATES

(a) <u>Nature of Grant</u>. In accepting the option, you acknowledge, understand and agree that:

    (i) the Plan is established voluntarily by the Company, it is discretionary in nature, and may be amended, suspended or terminated by the Company at any time;

    (ii) the grant of the option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past;

    (iii) all decisions with respect to future option grants, if any, will be at the sole discretion of the Company;

    (iv) your participation in the Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate your employment or service relationship (if any) at any time;

    (v) you are voluntarily participating in the Plan;

    (vi) the option and any shares acquired under the Plan are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and are outside the scope of your employment or service contract, if any;

    (vii) the option and any shares acquired under the Plan are not intended to replace any pension rights or compensation;

    (viii) the option and any shares acquired under the Plan, and the income and value of same, are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company, the Employer or any Subsidiary or Affiliate;

    (ix) the option grant and your participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Company or any Subsidiary or Affiliate;

    (x) the future value of the shares underlying the option is unknown, indeterminable and cannot be predicted with certainty;

Universal Option Agreement

(xi)   if the underlying shares do not increase in value, the option will have no value;

(xii)   if you exercise the option and acquire shares, the value of such shares may increase or decrease in value, even below the option price;

(xiii) no claim or entitlement to compensation or damages shall arise from forfeiture of the option resulting from termination of your employment or other service relationship by the Company or the Employer (for any reason whatsoever, and whether or not in breach of local labor laws and whether or not later found to be invalid), and in consideration of the grant of the option to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company or the Employer and you irrevocably waive your ability, if any, to bring any such claim, and release the Company and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;

(xiv)   unless otherwise provided in the option agreement, in the event of termination of your employment or other service relationship (for any reason whatsoever, whether or not in breach of local labor laws and whether or not later found to be invalid), your right to vest in the option under the Plan, if any, will terminate effective as of the date that you are no longer actively employed or rendering services and will not be extended by any notice period mandated under local law (*e.g.*, active employment or service would not include a period of "garden leave" or similar period pursuant to local law); furthermore, in the event of termination of your employment (for any reason whatsoever whether or not in breach of local labor laws and whether or not later found to be invalid), your right to exercise the option after termination of your employment or other service relationship, if any, will be measured by the date of termination of your active employment and will not be extended by any notice period mandated under local law; the Committee shall have the exclusive discretion to determine when you are no longer actively employed or rendering services for purposes of your option grant (including whether you may still be considered to be providing services while on a leave of absence); and

(xv)   you acknowledge and agree that the Company Group shall not be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the options or of any amounts due to you pursuant to the settlement of the options or the subsequent sale of any shares acquired upon settlement.

(b)   No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan or your acquisition or sale of the underlying shares. You are hereby advised to consult with

your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

(c)   *__Data Privacy__. **You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this option agreement and any other option grant materials by and among, as applicable, the Employer, the Company and its Subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.*

You understand that the Company and the Employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor ("Data"), for the exclusive purpose of implementing, administering and managing the Plan.

You understand that Data will be transferred to Fidelity Stock Plan Services ("Fidelity") or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipient's country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the Company, Fidelity and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purposes of implementing, administering and managing your participation in the Plan. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you options or other equity awards or administer or maintain such awards. Therefore, you understand that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal

to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

(d)   <u>Language</u>. If you have received this option agreement or any other document related to the option and/or the Plan translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control.

(e)   <u>Retirement</u>. Notwithstanding paragraph (e) of the option agreement, if the Company receives an opinion of counsel that there has been a legal judgment and/or legal development in your jurisdiction that would likely result in the favorable treatment applicable to the option pursuant to paragraph (e) being deemed unlawful and/or discriminatory, then the Company will not apply the favorable treatment at the time of your retirement, and the option will be treated as set forth in paragraph (f) of the option agreement.

(f)   <u>Waiver</u>. You acknowledge that a waiver by the Company of a breach of any provision of this option agreement shall not operate or be construed as a waiver of any other provision of this option agreement, or of any subsequent breach by you or any other Participant.

COUNTRY-SPECIFIC TERMS AND CONDITIONS

FOR PARTICIPANTS OUTSIDE THE UNITED STATES

Terms and Conditions

This Appendix B includes special terms and conditions applicable to your option if you reside in any of the countries covered by this Appendix B. These terms and conditions are in addition to, or if so indicated, in place of, the terms and conditions set forth in the option agreement (including Appendix A). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Plan and/or the option agreement (including Appendix A).

Notifications

This Appendix B also includes notifications relating to exchange control and other issues of which you should be aware with respect to your participation in the Plan. The information is based on the exchange control, securities, and other laws in effect in the countries to which this Appendix B refers as of December 2012. Such laws are often complex and change frequently. As a result, the Company strongly recommends that you not rely on the notifications herein as the only source of information relating to the consequences of participating in the Plan because the information may be out of date at the time your option vests, you exercise your option, or you sell shares acquired under the Plan.

In addition, the notifications are general in nature and may not apply to your particular situation, and the Company is not in a position to assure you of any particular result. Accordingly, you are advised to seek appropriate professional advice as to how the relevant laws in your country may apply to your situation. Finally, if you are a citizen or resident of a country other than the one in which you are currently residing, transferred or transfer employment after the option was granted or are considered a resident of another country for local law purposes, the information contained herein may not be applicable to you in the same manner. In addition, the Company shall have the sole discretion to determine to what extent the terms and conditions shall apply to you under these circumstances.

AUSTRALIA

Terms and Conditions

Right to Exercise. You are not permitted to exercise a vested option during any period during which the Fair Market Value per share is equal to or less than the option price. Options may be exercised only starting on the business day following the first day on which the Fair Market Value per share exceeds the option price.

Universal Option Agreement

In addition, the option will automatically expire in the event the option has not become exercisable pursuant to the preceding paragraph with six years and 11 months following the grant date.

Notifications

Securities Law Information. You understand that if you acquire shares upon exercise of the option and subsequently offer the shares for sale to a person or entity resident in Australia, the offer may be subject to disclosure requirements under Australian law. You are advised to obtain legal advice regarding any applicable disclosure requirements prior to making any such offer.

CANADA

Terms and Conditions

Form of Payment. You are prohibited from surrendering shares that you already own or attesting to the ownership of shares to pay the option price or any Tax-Related Items in connection with the option.

Termination of Service. This provision replaces paragraph (a)(xii) of Appendix A to the option agreement:

Unless otherwise provided in the option agreement, in the event of termination of your employment or other service relationship (for any reason whatsoever, whether or not in breach of local labor laws and whether or not later found to be invalid), your right to vest in the option under the Plan or exercise the option after termination of employment, if any, will terminate effective as of the date that is the earlier of (i) the date you receive notice of termination of employment from the Employer or (ii) the date your employment terminates, regardless of any notice period or period of pay in lieu of such notice required under local law (including, but not limited to statutory law, regulatory law, and/or common law); the Committee shall have the exclusive discretion to determine when you are no longer employed or rendering services for purposes of the option (including whether you may still be considered to be providing services while on a leave of absence).

The following provisions apply if you are a resident of Quebec:

Authorization to Release and Transfer Necessary Personal Information. This provision supplements paragraph (c) of Appendix A to the option agreement:

You hereby authorize the Company Group and the Company's representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plan. You further authorize the Company Group and the administrator of the Plan to disclose and discuss the Plan with their advisors. You further authorize the Company Group to record such information and to keep such information in your employee file.

French Language Provision.

The parties acknowledge that it is their express wish that this agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la redaction en anglais de cette convention ("agreement"), ainsi que de tous documents exécutés, avis donnés et procedures judiciaries intentées, directement ou indirectement, relativement à la présente convention.

Notifications

Securities Law Information. You are permitted to sell shares acquired under the Plan through the designated broker appointed under the Plan, if any, provided that the resale of such shares takes place outside of Canada through the facilities of a stock exchange on which the shares are listed (*i.e.*, the NYSE).

FRANCE

Terms and Conditions

Consent to Receive Information in English. By accepting the option, you confirm having read and understood the Plan and the option agreement, which were provided in the English language. You accept the terms of those documents accordingly.

En acceptant cette attribution gratuite d'actions, vous confirmez avoir lu et comprenez le Plan et ce contrat, incluant tous leurs termes et conditions, qui ont été transmis en langue anglaise. Vous acceptez les dispositions de ces documents en connaissance de cause.

GERMANY

Notifications

Exchange Control Information. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank. In the event that you make or receive a payment in excess of this amount, you are responsible for obtaining the appropriate form from the remitting bank and complying with the applicable reporting obligations.

INDIA

Terms and Conditions

Method of Exercise. Due to regulatory requirements in India, you may pay the option price in cash or by a full cashless method of exercise, whereby upon exercise of the option, you immediately sell all of the shares being purchased upon exercise through a brokerage firm acceptable to the Company, and the cash proceeds of the sale, less an amount equal to the option price, any Tax-Related Items and brokers' fees or commissions, are remitted to you.

You will not be permitted to pay the option price through a cashless sell-to-cover method of exercise, whereby upon exercise of the option, the brokerage firm sells the number of shares necessary to cover the option price, any Tax-Related Items and brokers' fees or commissions, and the remaining shares are remitted to you.

The Company reserves the right to provide you with additional methods of exercise depending on developments in local law.

Notifications

Exchange Control Information. You understand that you must repatriate any cash dividends paid on shares acquired under the Plan and any proceeds from the sale of shares to India within 90 days of receipt. You will receive a foreign inward remittance certificate ("FIRC") from the bank where you deposit the foreign currency. You should maintain the FIRC as evidence of the repatriation of funds in the event the Reserve Bank of India or the Employer requests proof of repatriation. **It is your responsibility to comply with exchange control laws in India.**

Effective April 1, 2012, you are required to declare in your annual tax return (a) any foreign assets held by you or (b) any foreign bank accounts for which you have signing authority.

ITALY

Terms and Conditions

Cashless Exercise Restriction. Due to regulatory requirements in Italy, you are required to pay the option price by a full cashless method of exercise, whereby upon exercise of the option, you immediately sell all of the shares being purchased upon exercise through a brokerage firm acceptable to the Company, and the cash proceeds of the sale, less an amount equal to the option price, any Tax-Related Items and brokers' fees or commissions, are remitted to you. The Company reserves the right to provide you with additional methods of exercise depending on developments in local law.

Authorization to Release and Transfer Necessary Personal Information. This provision replaces paragraph (c) of Appendix A in its entirety:

You understand that the Employer and/or the Company may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social security number (or any other social or national identification number), salary, nationality, job title, number of shares held and the details of all options or any other entitlement to shares awarded, cancelled, exercised, vested, unvested, or outstanding (the "Data") for the purpose of implementing, administering, and managing your participation in the Plan. You are aware that providing the Company with your Data is necessary for the performance of this agreement and that your refusal to provide such

Data would make it impossible for the Company to perform its contractual obligations and may affect your ability to participate in the Plan.

The Controller of personal data processing is Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, IL 60026, USA, and, pursuant to D.lgs 196/2003, its representative in Italy is ITW Italy Holding SRL, with registered offices at Corso Matteotti, 38, Torino 10121, Italy. You understand that the Data may be transferred to the Company or any of its Subsidiaries or Affiliates, or to any third parties assisting in the implementation, administration, and management of the Plan, including any transfer required to a broker or other third party with whom shares acquired pursuant to the exercise of the option or cash from the sale of such shares may be deposited. Furthermore, the recipients that may receive, possess, use, retain, and transfer such Data for the above mentioned purposes may be located in Italy or elsewhere, including outside of the European Union and that the recipients' country (e.g., the United States) may have different data privacy laws and protections than your country. The processing activity, including the transfer of your personal data abroad, outside of the European Union, as herein specified and pursuant to applicable laws and regulations, does not require your consent thereto as the processing is necessary for the performance of contractual obligations related to the implementation, administration, and management of the Plan. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you options or other equity awards or administer or maintain such awards. You understand that Data processing relating to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations, with specific reference to D.lgs. 196/2003.

You understand that Data will be held only as long as is required by law or as necessary to implement, administer, and manage your participation in the Plan. You understand that pursuant to art.7 of D.lgs 196/2003, you have the right, including but not limited to, access, delete, update, request the rectification of your Data, and cease, for legitimate reasons, the Data processing. Furthermore, you are aware that your Data will not be used for direct marketing purposes. In addition, the Data provided can be reviewed and questions or complaints can be addressed by contacting a local representative available at the following address: ITW Italy Holding SRL, Corso Matteotti, 38, Torino 10121, Italy.

Plan Document Acknowledgment. In accepting the option, you acknowledge that you have received a copy of the Plan and the option agreement and have reviewed the Plan and the agreement, including Appendix A and B, in their entirety and fully understand and accept all provisions of the Plan and the option agreement, including Appendix A and B.

Notifications

Exchange Control Information. You are required to report the following in your annual tax return: (a) any transfers of cash or shares to or from Italy exceeding €10,000 or the equivalent amount in U.S. dollars; (b) any foreign investments or investments (including shares acquired under the Plan or proceeds from the sale of such shares) held outside of Italy exceeding €10,000 or the equivalent amount in U.S. dollars, if the investment may give rise to income in Italy, and/or (c) the amount of transfers to and from Italy that have had an impact during the calendar year on your foreign investments or investments held outside of Italy. You are exempt from the formalities in (a) if the investments are made through an authorized broker resident in Italy, as the broker will comply with the reporting obligation on your behalf.

 SPAIN

Terms and Conditions

No Entitlement for Claims or Compensation. By accepting the option, you consent to participation in the Plan and acknowledge that you have received a copy of the Plan document.

You understand that the Company has unilaterally, gratuitously, and in its sole discretion decided to make grants of options under the Plan to Key Employees throughout the world. The decision is limited and entered into based upon the express assumption and condition that any options will not economically or otherwise bind the Company or any Subsidiary or Affiliate, including the Employer, on an ongoing basis, other than as expressly set forth in the option agreement. Consequently, you understand that the options are given on the assumption and condition that the options shall not become part of any employment contract (whether with the Company or any Subsidiary or Affiliate, including the Employer) and shall not be considered a mandatory benefit, salary for any purpose (including severance compensation), or any other right whatsoever. Furthermore, you understand and freely accept that there is no guarantee that any benefit whatsoever shall arise from the grant of options, which is gratuitous and discretionary, because the future value of the options and the underlying shares is unknown and unpredictable.

You understand and agree that, as a condition of the grant of the options, your termination of employment for any reason other than death, disability or retirement (including for the reasons listed below) will automatically result in the cancellation and loss of any options that may have been granted to you and that were not fully vested on the date of termination of your employment. In particular, you understand and agree that, unless otherwise expressly provided by the Company in the option agreement, the option will be cancelled without entitlement to the shares or to any amount as indemnification if you terminate employment by reason of, but not limited to, the following: resignation, disciplinary dismissal adjudged to be with cause; disciplinary dismissal adjudged or recognized to be without cause; individual or collective layoff on objective grounds, whether adjudged to be with cause or adjudged or recognized to be without cause; material modification of the terms of employment under Article 41 of the Workers' Statute; relocation under Article 40 of

the Workers' Statute; Article 50 of the Workers' Statute; unilateral withdrawal by the Employer; and under Article 10.3 of Royal Decree 1382/1985.

You also understand that this grant of options would not be made but for the assumptions and conditions set forth above; thus, you understand, acknowledge and freely accept that, should any or all of the assumptions be mistaken or any of the conditions not be met for any reason, the grant, the options and any right to the underlying shares shall be null and void.

Notifications

Securities Law Information. The options described in the option agreement and Appendix A and B do not qualify under Spanish regulations as securities. No "offer of securities to the public," as defined under Spanish law, has taken place or will take place in the Spanish territory. The option agreement (including Appendix A and B) has not been nor will it be registered with the *Comisión Nacional del Mercado de Valores*, and it does not constitute a public offering prospectus.

Exchange Control Information. You must declare the acquisition, ownership, and sale of shares to the *Direccion General de Comercio e Inversiones* (the "DCIE"), which is a department of the Ministry of Economy and Competitiveness. If you acquire the shares through the use of a Spanish financial institution, that institution will automatically make the declaration to the DGCI for you; otherwise, you will be required make the declaration by filing the appropriate form with the DGCI. Generally, the declaration must be made in January for shares acquired or sold during (or owned as of December 31 of) the prior year; however, if the value of shares acquired or sold exceeds €1,502,530 (or you hold 10% or more of the shares capital of the Company or such other amount that would entitle you to join the Company's board of directors), the declaration must be filed within one month of the acquisition or sale, as applicable.

When receiving foreign currency payments exceeding €50,000 derived from the ownership of shares (*e.g.*, dividends or sale proceeds), you must inform the financial institution receiving the payment of the basis upon which such payment is made. Upon prior request, you will need to provide the institution with the following information; your name; address; and fiscal identification number; the name and corporate domicile of the Company; the amount of payment; the currency used; the country of origin; the reasons for the payment; and required information.

Further, effective January 1, 2013, to the extent that you hold assets (*e.g.*, the option) outside of Spain with a value in excess of €20,000 (on a per-asset basis) as of December 31 each year, you will be required to report information on such rights and assets on your tax return for such year.

You are solely responsible for complying with any exchange control or other reporting requirement that may apply to you as a result of participation in the Plan, the acquisition and/or sale of the shares and/or the transfer of funds in connection with the award. You should consult your legal advisor to confirm the current reporting requirements when you acquire shares, sell shares and/ or transfers any funds related to the Plan to Spain.

Universal Option Agreement

<u>SWITZERLAND</u>

Notifications

Securities Law Information. The option grant is considered a private offering in Switzerland; therefore, it is not subject to registration in Switzerland.

<u>UNITED KINGDOM</u>

Terms and Conditions

<u>Tax and National Insurance Contributions Acknowledgment</u>. The following provisions supplement paragraph (k) of the option agreement:

If payment or withholding of income taxes is not made within ninety (90) days of the event giving rise to the income tax liability or such other period specified in Section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003 (the "Due Date"), you understand and agree that the amount of any uncollected income tax will constitute a loan owed by you to the Employer, effective on the Due Date. You understand and agree that the loan will bear interest at the then-current official rate of Her Majesty's Revenue and Customs ("HMRC"), it will be immediately due and repayable by you, and the Company and/or the Employer may recover it at any time thereafter by any of the means referred to in paragraph (l) of the RSU agreement. You also authorize the Company to delay the issuance of any shares to you unless and until the loan is repaid in full.

Notwithstanding the foregoing, you understand and agree that if you are a director or executive officer (as within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), you will not be eligible for such a loan to cover the income tax. In the event that you are a director or executive officer and the income tax is not collected from or paid by you by the Due Date, you understand that the amount of any uncollected Tax-Related Items may constitute a benefit to you on which additional income tax and national insurance contributions ("NICs") will be payable. You understand and agree that you will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for reimbursing the Company or the Employer (as appropriate) for the value of any employee NICs due on this additional benefit.

Universal Option Agreement